For immediate release

Anooraq announces results for the periods ended June 30, 2011

August 15, 2011. Anooraq Resources Corporation (“Anooraq” or the “Company” or, together with its subsidiaries, the “Group”) (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) announces its operational and financial results for the three months ended June 30, 2011 (“Q2 2011”). This release should be read with the Company’s unaudited interim financial statements for the three and six months ended June 30, 2011 and related Management Discussion & Analysis, available at www.anooraqresources.com and filed on SEDAR at www.sedar.com. Currency values are presented in South African rand (“ZAR”), Canadian dollars (“C$”) and United States dollars (“US$”).

Key highlights for the quarter

  Safety improvements and significant reduction in safety stoppages

  Brakfontein Merensky and Middelpunt Hill UG2 ramp up projects show improved performance

  Production volume increases quarter-on-quarter

  Significant increase in re-development and sub-development (“re- and sub-development”) in order to create greater mining flexibility

  Chairlift installation at Brakfontein Merensky ramp up project successfully commissioned

  Cost challenges, primarily as a result of increased development initiatives and once off charges

  Grade impacted negatively by increased re- and sub-development, as well as challenges at processing plant

  Strategic review of Bokoni Group assets completed

  Wage negotiations commence with unions

Harold Motaung, CEO of Anooraq, commented, “The second quarter of 2011 saw the Company continue to drive initiatives at mine level, so that the correct fundamentals are put in place to ensure that a foundation for continued improvements in operational and financial performance are achieved going forward.

“We are extremely pleased with improvements in our safety record during the quarter as we continue to drive towards achieving our “zero harm” target at the operations.

“Bokoni Mines is a four shaft operation, with our two older shafts (Vertical and UM2 Merensky shafts), which currently represent 40% of Bokoni’s production, nearing the end of their operational lives, with three to four years of operating life remaining at each shaft.

“The remaining two shafts (Brakfontein Merensky and Middelpunt UG2 shafts) remain in their ramp up phase, with Brakfontein shaft sinking on the main decline now progressed down to 6 level (450m below surface), with stoping operations continuing down to 4 level, currently achieving 30 thousand tonnes per month (“ktpm”). Ultimately, the Brakfontein 120ktpm project requires that the main decline shaft continues down to 9 level (650m below surface).

“The Middelpunt Hill UG2 ramp up project has now successfully transformed from a four adit mining operation to an underground ramp up project, with the main decline shaft sinking having reached 2 level (150m below surface), with stoping taking place on 0 and 1 levels. The immediate goal at the Middelpunt Hill ramp up project is to achieve consistent stoping targets of 45ktpm (currently 30ktpm), while the ultimate scope of this project has the potential to mirror that of the Brakfontein Merensky project, with the main decline continuing down to 9 level (650m below surface) with a targeted steady state stoping rate of 125ktpm. Studies in respect of the ultimate scoping for the Middelpunt Hill UG2 operations are currently under review as part of the Company’s broader restructuring, refinancing and recapitalisation initiatives with Anglo Platinum Limited (“Anglo Platinum”).

“Given that the Bokoni Mine is, essentially, a ramp up operation with two decline shaft systems under construction, our major focus at Bokoni remains ensuring that our two key ramp up projects are established on a proper foundation, with primary development within the capital footprint, being adequately supplemented by secondary development in order to ensure that sufficient mining flexibility is created for stoping crews on operating levels.

“In order to achieve our development goals, an active decision was taken in the first quarter to engage the services of various contractors on a six month programme in order to accelerate certain development initiatives, particularly re- and sub-development, identified as essential to meet short- to medium-term project ramp up and mining flexibility targets. This has resulted in a significant increase in contractor costs during the period under review, coupled with a significant increase in own employee overtime charges at the operations. These additional expenses will be phased out of the operations by Q4 2011, as we achieve our improved development targets and replace contractors with own employees, as part of our right sizing initiatives at Bokoni.

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“While we are beginning to see volume trend improvements at the operations in stoping and development, there is a need to decrease operating costs, especially in light of current wage trends in the mining industry and continued inflationary pressures associated with key input costs at the operations.

“Our immediate target remains for the Bokoni operations to achieve positive free cash flow after all capital expenditure at the operations. At the current Rand platinum group metals (“PGM”) revenue basket price, this requires an improved effort on operating efficiencies and an active effort on cost management from current levels.

“Turning to corporate matters, we, together with our partner, Anglo Platinum, have now completed our strategic review of the Bokoni Group asset base and are in negotiations in respect of the restructuring, recapitalisation and refinancing of the Bokoni Group and Anooraq, having regard to the results of the strategic review.”

Review of operational and financial performance in Q2 2011

Safety

Anooraq’s safety performance saw significant improvements during the quarter. Once again, Bokoni’s lost time injury frequency rate (“LTIFR”) improved by 25% quarter-on-quarter to 1.47 per 200,000 hours worked with no fatalities. The serious injury frequency rate (“SIFR”) also improved by 26% quarter-on-quarter to 0.80 per 200,000 hours worked. By mid-July, Bokoni had achieved one million fatality-free shifts.

During the quarter, the operations lost two shifts at the Brakfontein operations due to a Section 54 safety stoppage, which represents a significant improvement on the first quarter, when the operations suffered the loss of nine operating shifts lost as a result of safety stoppages.

Production

Production during the quarter increased by 27% quarter-on-quarter to a total of 28,119 ounces, a 9% decrease on the equivalent period in 2010. The mine concentrator milled 266,866 tonnes, 21% higher than Q1 2011, and 6% lower than Q2 2010.

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Development

Total primary development metres improved 11% quarter-on-quarter, with re- and sub-development metres improving 54% quarter-on-quarter and 434% when compared to the comparative period in 2010. The major push on re- and sub-development is being implemented in an effort to expedite much needed mining flexibility required to improve operating efficiencies at Bokoni.

Grade

The operations achieved a recovered grade of 3.27g/t (4E) for the quarter, a 4.5% increase quarter-on-quarter but a 19% decrease when compared to Q2 2010. Key challenges surrounding grade remain, with delivered grade being negatively impacted by increased re- and sub-development being conducted at the operations and recovered grades being negatively impacted by challenges at the concentrator plant, including a number of unplanned mill stoppages during the quarter.

The key production and development parameters for Bokoni in Q2 2011 are:

		Q1 2011	Q2 2011	Variance Q-on-Q	Q2 2010	Variance Q2 11 vs Q2 10
Tonnes delivered	Tonnes	201,851	258,882	28%	270,796	(4%)
Total primary development	Metres	2,302	2,549	11%	2,502	2%
Total re- and sub- development	Metres	1,846	2,850	54%	656	434%
Head grade (delivered)	g/t, 4E*	4.25	4.05	(5%)	4.09	(1%)
Tonnes milled	Tonnes	219,991	266,866	21%	283,637	(6%)
Recovered grade	g/t milled, 4E*	3.13	3.27	4.5%	4.04	(19%)
4E ounces produced*	Ounces	22,173	28,119	27%	31,004	(9%)

* 4E consists of platinum, palladium, rhodium and gold

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Metal production was as follows:

Metal		Q1 2011	Q2 2011	Variance Q-on-Q	Q2 2010	Variance Q2 11 vs Q2 10
Platinum	Ounces	12,136	15,499	28%	16,670	(7%)
Palladium	Ounces	7,987	10,027	26%	11,442	(12%)
Rhodium	Ounces	1,295	1,593	23%	1,833	(13%)
Gold	Ounces	755	1,000	32%	1,059	(6%)
Nickel	Tonnes	94	236	51%	232	2%
Copper	Tonnes	153	143	(7%)	137	4%

Revenue

Revenue for Q2 2011 was C$35.9 million (ZAR252.4 million), representing a 17% increase quarter-on-quarter and a 6% decrease when compared to the corresponding period in 2010. The gross average US$ PGM basket price achieved for the quarter decreased by 2% quarter-on-quarter to US$1,430 and the ZAR PGM basket price decreased by 5% to R9,726, compared to

Q1 2011. Gross PGM revenue basket prices achieved for Q2 2011 increased by 13% (US$) and 1% (ZAR) when compared to Q2 2010.

Operating costs

Unit operating costs increased by 2% quarter-on-quarter, to US$1,699/4E ounce, largely as a result of an increased spending on contractors and own employee overtime, stemming from accelerated development initiatives and one-off charges, such as the annual “platinum bonus” paid to employees. A number of these costs will be phased out by Q4 2011 as improved development targets are achieved and contractors are replaced with internal employees, as part of Bokoni’s right sizing initiatives at the operations.

Profitability

The operations incurred an operating loss of C$9.8 million (ZAR69 million) for the quarter, largely attributable to increased operating cost spend, primarily surrounding the accelerated development programme at the operations.

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The Company incurred a net loss after tax of C$44.3 million (ZAR311.6 million) or C$0.06 (ZAR0.42) per share (basic and diluted) for Q2 2011, a large portion of which is associated with financing charges resulting from debt obligations owing to Anglo Platinum, forming the subject matter of refinancing initiatives currently under negotiation.

Capital expenditure

Capital expenditure in Q2 2011 was ZAR57.3 million, in line with Q1 2011 expenditure.

Wage negotiations

The Company is currently engaged in wage negotiations with three representative unions at Bokoni. These wage negotiations are taking place on an independent basis and not part of Anglo Platinum’s wage negotiation process. To date, interactions with unions have been constructive and the Company hopes to finalise these negotiations during Q3 2011.

Ramp up projects

Brakfontein Merensky Project

Shaft sinking of the main decline has now progressed to 6 level (43m below surface) with strike development currently taking place at 5 level (360m below surface), while ledging and stoping continues on 3 and 4 levels (between 200m and 300m below surface).

During the quarter, a chairlift was installed and successfully commissioned at the project which should result in improved operating efficiencies as a result of increased face time by stoping teams and less travelling time to and from working faces.

Current stoping rates of 30ktpm are being achieved at Brakfontein, while the project ramps up towards a steady state production rate of 120ktpm.

Middelpunt Hill UG2 Project

Middelpunt Hill UG2 adit mining is nearing completion, while the underground development operation continues to ramp up. This ramp up operation is designed on the same basis as the Brakfontein Merensky project, utilising a hybrid mining method with conventional in stope operations and mechanised tramming systems utilising strike and main decline conveyer belts.

The main decline shaft sinking at this project has now reached 2 level (150m below surface) with stoping taking place on 0 and 1 levels at a current rate of 30ktpm.

The immediate goal at the Middelpunt Hill ramp up project is to achieve consistent stoping rates of 45ktpm, while the ultimate scope of this project has the potential to mirror that of the Brakfontein Merensky project, with the main decline continuing down to 9 level (650m below surface) with a targeted steady state stoping rate of 125ktpm. Studies in respect of the ultimate scoping for the Middelpunt Hill UG2 operations are currently under review, as part of the company’s broader restructuring, refinancing and recapitalisation initiatives with Anglo Platinum.

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Outlook

Future guidance on the Company’s production forecasts, as well as operating and capital expenditure, will be provided once the current discussions with Anglo Platinum have been completed and the results of the strategic asset review of the Bokoni Group have been published.

Future communication

Given that Anooraq remains under cautionary, pursuant to the rules of the JSE relating to the ongoing restructuring and refinancing discussions with Anglo Platinum, it is unable to undertake a conference call with investors at this time. The Company undertakes to update investors regarding these discussions as soon as it is in a position to do so.

Queries:
Russell and Associates
Charmane Russell
Office: +27 11 880 3924
Mobile: +27 82 372 5816

Macquarie First South Capital
Melanie de Nysschen / Annerie Britz / Yvette Labuschagne
Office: +27 11 583 2000

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.

Cautionary and forward-looking information
This document contains “forward-looking statements” that were based on Anooraq’s expectations, estimates and projections as of the dates as of which those statements were made, including statements relating to the Bokoni Group restructure and refinancing and anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Anooraq believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: the Bokoni Mine will increase or continue to achieve production levels similar to previous years; the Ga-Phasha, Boikgantsho, Kwanda and Platreef Projects exploration results will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labour slowdowns or strikes are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

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Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

uncertainties related to the completion of the Bokoni Group restructure and refinancing;
uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
operating and technical difficulties in connection with mining development activities;

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

uncertainties related to unexpected judicial or regulatory proceedings;
changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:
mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
expected effective future tax rates in jurisdictions in which our operations are located;
the protection of the health and safety of mine workers; and
mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);

changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;

geopolitical uncertainty and political and economic instability in countries which we operate; and

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Anooraq, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and annual information form for the year ended December 31, 2010 and other disclosure documents that are available on SEDAR at www.sedar.com.

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